UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TICKETMASTER

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

88633P302

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88633P302

1.	Names of Reporting Persons Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,643,958

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 16,643,958

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,643,958

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 29.9%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)               Calculated based on 278,735,546 shares of common stock and Class B common stock of IAC/InterActiveCorp outstanding immediately prior to the spin-off of the Issuer on August 20, 2008 and a distribution ratio of one-fifth of a share of common stock of the Issuer for every share of IAC/InterActiveCorp common stock and/or Class B common stock, in each case, according to the Issuer’s prospectus on Form 424(b)(3) dated August 14, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No.    )

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

TICKETMASTER

Item 1.	Security and Issuer

Liberty Media Corporation (the “Reporting Person” or “Liberty”) is filing this statement on Schedule 13D (this “Statement”) with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Ticketmaster, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 8800 Sunset Blvd., West Hollywood, CA 90069.

Item 2.	Identity and Background

The Reporting Person is Liberty Media Corporation, a Delaware corporation, whose principal business is owning a broad range of electronic retailing, media, communications and entertainment businesses and investments, and whose principal office address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

Schedule 1 attached to this Statement and incorporated herein by reference provides the requested information with respect to (a) each executive officer and director of the Reporting Person; (b) each person controlling the Reporting Person; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”).

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).   During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of shares of Common Stock on August 20, 2008 in connection with the spin-off by IAC/InterActiveCorp, a Delaware corporation (“IAC”), of the Issuer to the shareholders of IAC, following which the Issuer became an independent public company (the “Spin-off”).

Item 4.	Purpose of Transaction

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of this Statement.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)        A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        Any material change in the present capitalization or dividend policy of the Issuer;

(f)         Any other material change in the Issuer’s business or corporate structure;

(g)        Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)        A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         Any action similar to any of those enumerated in this paragraph.

In addition, the matters set forth in Item 6 are incorporated into this Item 4 by reference as if fully set forth herein.

Item 5.	Interest in Securities of the Issuer

The Reporting Person has the sole power to vote or to direct the voting of 16,643,958 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of the Common Stock of the Issuer, representing approximately 29.9% of the Common Stock of the Issuer.  For purposes of computing the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is based on 278,735,546 shares of common stock and Class B common stock of IAC outstanding immediately prior to the Spin-off and a distribution ratio of one-fifth of a share of Common Stock for every share of IAC  common stock and/or Class B common stock, in each case, according to the Issuer’s prospectus on Form 424(b)(3) dated August 14, 2008.

Mr. Robert Bennett, a Director of Liberty, beneficially owns 2,555 shares of Common Stock.

Other than as stated herein, no transactions were effected by the Reporting Person in the Common Stock during the 60 days preceding the date hereof.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 13, 2008, in connection with the settlement of litigation relating to the proposed spin-offs by IAC to its stockholders of the Issuer, Interval Leisure Group, Inc., HSN, Inc. and Tree.com, Inc., the Reporting Person and certain of its affiliates entered into a “Spinco Agreement” with IAC and, for limited purposes, Barry Diller.  On August 20, 2008, the Reporting Person and Liberty USA Holdings, LLC, a wholly-owned subsidiary of the Reporting Person that holds all of the shares of IAC common stock and IAC Class B common stock beneficially owned by Liberty, entered into a Spinco Assignment and Assumption Agreement, pursuant to which IAC assigned and the Issuer assumed from IAC all of IAC’s rights and obligations under the Spinco Agreement that provide for certain post-spin-off arrangements relating to the Issuer.  In addition, on August 20, 2008, as required by the Spinco Agreement, the Reporting Person entered into a registration rights agreement with the Issuer, the material terms of which are summarized below.

The following is a summary of the material terms of the Spinco Agreement and the Spinco Assignment and Assumption Agreement as it relates to the Issuer and the registration rights agreement.  The following descriptions do not purport to cover all of the provisions of the Spinco Agreement, the Spinco Assignment and Assumption Agreement or the registration rights agreement and are qualified in their entirety by reference to the full agreements, which have been filed as Exhibits 7(a), 7(b) and 7(c) hereto, respectively, and are incorporated into this Statement by reference.

Spinco Agreement

Representation of Liberty on the Boards of Directors of the Issuer

The Spinco Agreement provides that so long as Liberty beneficially owns securities of the Issuer representing at least 20% of the total voting power of the Issuer’s equity securities, Liberty has the right to nominate up to 20% of the directors serving on the Board of Directors of the Issuer (rounded up to the nearest whole number).  Any director nominated by Liberty must be reasonably acceptable to a majority of the directors on the Issuer’s Board of Directors who were not nominated by Liberty.  Pursuant to the Spinco Agreement, the Issuer will cause each director that Liberty nominates to be included in the slate of nominees recommended by the Board of Directors to the stockholders of the Issuer for election as directors at each annual meeting of stockholders and the Issuer will use commercially reasonable efforts to cause the election of each such Liberty designee, including soliciting proxies in favor of the election of such designess.  Liberty has the right to designate a replacement director to the Board of Directors of the Issuer in order to fill any vacancy of a director previously designated by Liberty.  Prior to the Spin-off, Mark Carleton and Brian Deevy, each a designee of Liberty, were appointed to the Board of Directors of the Issuer.

Until the second anniversary of the Spin-off, Liberty will vote all of the equity securities of the Issuer beneficially owned by Liberty in favor of the election of the full slate of director nominees recommended to stockholders by the Board of Directors of the Issuer so long as the slate includes the director-candidates that Liberty has the right to nominate.

All but one of Liberty’s nominees serving on the Board of Directors of the Issuer must qualify as “independent” under applicable stock exchange rules.  In addition, pursuant to the Spinco Agreement, the Nominating and/or Governance committee of the Board of Directors of the Issuer may include only “Qualified Directors.”  A Qualified Director is a director, other than a director who (i) was nominated by Liberty, (ii) is an officer or employee of the Issuer or (iii) with respect to any person becoming a director following the Spin-off, was not nominated by the Nominating and/or Governance Committee in their initial election to the Board and for whose election Liberty voted shares.

Acquisition Restrictions

Pursuant to the Spinco Agreement, Liberty will not acquire (except acquisitions made pursuant to rights offerings or similar offerings generally available to holders of equity securities of the Issuer) beneficial ownership of any equity securities of the Issuer unless:

•                     after giving effect to such acquisition, Liberty’s voting power of the Issuer would not exceed the Applicable Percentage;

•                     the acquisition was approved in advance by a majority of the Qualified Directors; or

•                     the acquisition is permitted under the provisions described in “Competing Offers” below.

The “Applicable Percentage” initially is Liberty’s voting power in the Issuer upon the Spin-off, plus 5%, but in no event more than 35%.  Following the Spin-off, the Applicable Percentage will be reduced for specified transfers of equity securities of the Issuer by Liberty.  During the first two years following the Spin-off, Liberty’s acquisitions of equity securities of the Issuer are further limited to specified extraordinary transactions and, otherwise, to acquisitions representing no more than one-third of the Common Stock received by Liberty in the Spin-off.

Standstill Restrictions

Until the second anniversary of the Spin-off, unless a majority of the Qualified Directors consent or to the extent permitted by the provisions described under “Acquisition Restrictions” or “Competing Offers” or in certain other limited circumstances, Liberty may not, directly or indirectly:

•                     offer to acquire beneficial ownership of any equity securities of the Issuer;

•                     initiate or propose any stockholder proposal or seek or propose to influence, advise, change or control the management, the Board of Directors, governing instruments or policies or affairs of the Issuer;

•       offer, seek or propose, collaborate on or encourage any merger, consolidation, business combination, recapitalization, restructuring or other extraordinary transaction with respect to the Issuer or any affiliate thereof or any of their respective businesses;

•       deposit any equity securities of the Issuer in a voting trust or subject any equity securities of the Issuer to any proxy or voting agreement or arrangement, other than in connection with any hedging transactions or stock lending transactions otherwise permitted by the Spinco Agreement;

•       make a request to amend any of the provisions described under “Acquisition Restrictions”, “Standstill Restrictions” or “Competing Offers”;

•       make any public disclosure, or take any action which could reasonably be expected to require the Issuer to make any public disclosure, with respect to any of the provisions described under “Standstill Restrictions”; or

•       enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the provisions described under “Standstill Restrictions”.

Transfer Restrictions

Pursuant to the Spinco Agreement, unless a majority of the Qualified Directors consent, Liberty cannot transfer any equity securities of the Issuer to any person except for certain transfers, including:

•                      transfers to the Issuer or a subsidiary of the Issuer;

•       transfers under Rule 144 under the Securities Act (or, if Rule 144 is not applicable, in “broker transactions”);

•       transfers to Liberty or any of its affiliates that agrees in writing to be bound by the terms of the Spinco Agreement;

•       transfers pursuant to a third party tender or exchange offer for equity securities of the Issuer or in connection with any merger or other business combination involving the Issuer, which merger or business combination has been approved by the Issuer;

•       transfers in a public offering in a manner designed to result in a wide distribution; provided that no such transfer is made, to the knowledge of Liberty, to any person whose ownership percentage (based on voting power) of the Issuer’s equity securities, after giving effect to the transfer, would exceed 15%;

•       a transfer of all of the equity securities of the Issuer beneficially owned by Liberty and its affiliates in a single transaction if the transferee’s voting power of the Issuer, after giving effect to the transfer, would not exceed the Applicable Percentage and only if the transferee assumes all of the rights and obligations (subject to limited exceptions) of Liberty under the Spinco Agreement relating to the Issuer;

•       transfers in connection with changes in the beneficial ownership of Liberty or any of its affiliates that hold equity securities of the Issuer or a distribution of the equity interests of Liberty or any of its affiliates or certain similar events; and

•       specified transfers relating to certain hedging transactions or stock lending transactions in respect of the Liberty Parties’ equity securities in the Spinco, subject to specified restrictions.

During the first two years following the Spin-off, transfers otherwise permitted by the second and fifth bullets above will be prohibited, and transfers otherwise permitted by the third and sixth bullets above in respect of which IAC and the Issuer do not make certain determinations with respect to the transferee will be prohibited, unless such transfers represent no more than one-third of the Common Stock received by Liberty and its affiliates in the Spin-off.

Competing Offers

For so long as Liberty has the right to nominate directors to the Issuer’s Board of Directors, if the Board of Directors of the Issuer determines to pursue certain types of transactions on a negotiated basis (either through an “auction” or with a bidder), Liberty has certain rights to compete with the bidder or bidders, including the right to receive certain notices and information, subject to specified conditions and limitations.  In connection with any such transaction that the Issuer is negotiating with a single bidder, the Issuer’s Board of Directors must consider any offer for a transaction made in good faith by Liberty but is not obligated to accept any such offer or to enter into negotiations with Liberty.

If a third party (x) commences a tender or exchange offer for at least 35% of the capital stock of the Issuer other than pursuant to an agreement with the Issuer or (y) publicly discloses that its voting power exceeds 20% and the Board of Directors of the Issuer fails to take certain actions to block such third party from acquiring voting power of the Issuer exceeding the Applicable Percentage, then Liberty will be relieved of its obligations described under “Standstill Restrictions” and “Acquisition Restrictions” above to the extent reasonably necessary to permit Liberty to commence and consummate a competing offer.  If Liberty’s voting power as a result of the consummation of a competing offer in response to a tender or exchange offer described in (x) above exceeds 50%, any consent or approval requirements of the Qualified Directors in the Spinco Agreement will be terminated, and, following the later of the second anniversary of the Spin-off and the date that Liberty’s voting power exceeds 50%, the obligations described under “Acquisition Restrictions” will be terminated.

Registration Rights Agreement

As indicated above, on August 20, 2008, Liberty entered into a registration rights agreement with the Issuer.  Pursuant to the registration rights agreement, Liberty and its permitted transferees (the “Holders”) are entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of Common Stock received by Liberty in the Spin-off and other shares of Common Stock acquired by Liberty consistent with the Spinco Agreement (collectively, the “Registrable Shares”).  The Holders will be permitted to exercise their registration rights in connection with certain hedging transactions that they may enter into in respect of the Registrable Shares.  The Issuer will be obligated to indemnify the Holders, and each selling Holder will be obligated to indemnify the Issuer, against specified liabilities in connection with misstatements or omissions in any registration statement.

Item 7.	Material to be Filed as Exhibits

7(a)                           Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII,  Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference).

7(b)                          Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(c)                           Registration Rights Agreement, dated as of August 20, 2008, among Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2008
Date

LIBERTY MEDIA CORPORATION
/s/ Craig Troyer
Signature
Craig Troyer/Vice President
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado  80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, Colorado 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

Evan D. Malone	Director of Liberty and Owner and Manager of 1525 South Street LLC

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference).

7(b)

Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).

7(c)

Registration Rights Agreement, dated as of August 20, 2008, among Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-34061) dated August 25, 2008 and incorporated herein by reference).